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                              September 1, 2022

       James W. Peters
       Chief Financial Officer
       Whirlpool Corporation
       2000 North M-63
       Benton Harbor, MI 49022-2692

                                                        Re: Whirlpool
Corporation
                                                            Form 10-K for
Fiscal Year Ended December 31, 2021
                                                            Filed February 10,
2022
                                                            File No. 001-03932

       Dear Mr. Peters:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2021

       General

   1. We note that you provided more expansive disclosure in your 2021 Sustainability Report and on your website
than you provided in your SEC filings. Please advise us what consideration you gave
to providing the same type of climate-related disclosure in your
                                                        SEC filings as you
provided in you 2021 Sustainability Report and on your website.
       Risk Factors, page 13

   2. Please disclose the material effects of transition risks related to climate change that may affect your business,
financial condition, and results of operations, such as market trends that may alter business
opportunities, credit risks, or technological changes.
 James W. Peters
FirstName LastNameJames W. Peters
Whirlpool Corporation
Comapany 1,
September NameWhirlpool
             2022        Corporation
September
Page 2    1, 2022 Page 2
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
28

3. It appears you have identified climate-related projects in your 2021 Sustainability Report.
         Tell us how you considered providing disclosure regarding past and future capital expenditures for climate-related projects. Include quantitative information for the periods covered by your Form 10-K and for future periods as part of your response.
4. To the extent material, discuss the indirect consequences of climate-related regulation or business trends, such as the following:
             decreased demand for goods or services that produce significant greenhouse gas emissions or are related to carbon-based energy sources;
             increased demand for goods that result in lower emissions than competing products;
             increased competition to develop innovative new products that result in lower emissions;
             increased demand for generation and transmission of energy from alternative energy sources; and
             any anticipated reputational risks resulting from operations or products that produce material greenhouse gas emissions.
5. We note your disclosure that your operations and those of your suppliers are subject to disruption for a variety of reasons, including due to climate change. Please further discuss the physical effects of climate change on your operations and results, such as weather-
         related damages to your property or operations, and weather-related impacts on the cost or availability of insurance. Include quantitative information for the periods covered by your
         Form 10-K and explain whether increased amounts are expected in future periods. In addition, please tell us how you considered disclosing the potential for indirect weather-
         related impacts that have affected or may affect your major customers.
6.       We note your disclosure on page 10 of your Form 10-K that compliance with
         environmental laws and regulations did not have a material effect in 2021 and is not expected to be material in 2022. Tell us about and quantify any compliance costs related to climate change for the last three fiscal years and explain whether increased amounts are expected to be incurred in future periods.
7.       We note disclosure in your Form 10-K that you enter into virtual power purchase
         agreements (VPPAs), and in your 2021 Sustainability Report that you operate in the voluntary carbon credits market. Please provide us with quantitative information regarding your purchase or sale of carbon credits, carbon offsets, or VPPAs during the last three fiscal years and amounts budgeted for future periods.
 James W. Peters
FirstName LastNameJames W. Peters
Whirlpool Corporation
Comapany 1,
September NameWhirlpool
             2022        Corporation
September
Page 3    1, 2022 Page 3
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Patrick Fullem at (202) 551-8337 or Jennifer Angelini at
(202) 551-3047
with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing